June 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Angela Kim

                 Mara Ransom

                 Assistant Director

Re: Bio-Matrix Scientific Group, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 17, 2012

File No. 000-32201

Dear Assistant Director and Staff:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  June 12, 2012 (the “Comment Letter”) relating to the Preliminary Information Statement on Schedule 14C filed by Bio-Matrix Scientific Group, Inc. (The "Company") on May 17, 2012.

 On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

RESPONSE TO COMMENT NO.1

The paragraph has been amended to read as follows:

“The Board has fixed the close of business on May 15, 2012, as the record date for determining the stockholders entitled to notice of the above noted action.   Adoption of the proposed action requires the approval of our stockholders holding not less than a majority of the voting power of our issued and outstanding common and voting preferred stock.  As of May 15, 2012, 120,406,918 shares of our common stock were issued and outstanding, 1,925,846 shares of our Preferred stock were issued and outstanding, 724,222 of our Series B Preferred Shares were issued and outstanding, and 9 4,852 of our Series AA Preferred Shares were issued and outstanding.  Each share of our common stock outstanding entitles the holder to one vote on all matters brought before the stockholders. Each share of our preferred stock outstanding entitles the holder to one vote on all matters brought before the stockholders. Each share of our Series B preferred stock outstanding entitles the holder to one vote on all matters brought before the stockholders. Each share of our Series AA preferred stock outstanding entitles the holder to 10,000 votes on all matters brought before the stockholders.”

RESPONSE TO COMMENT NO.2

The table has been amended to read as follows:

Based on 165,517,891   shares Issued and outstanding as of  June 13, 2012

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	David R. Koos C/o Bio-Matrix Scientific Group, Inc 4700 SPRING STREET, SUITE 203, LA MESA, CALIFORNIA, 91942	12,718,639 (a)	7.68%
Common	Southridge Partners II LLP 90 Grove Street Ridgefield CT	42, 427,938(b)	20.4%(b)
Common	All Officers and Directors As a Group(a)	12,718,639 (a)	7.68%

(a) Includes 4,159,085 shares owned by Bombardier Pacific Ventures Inc., which is wholly owned by David Koos and 104,160  shares owned AFN Trust for which David Koos serves as Trustee.

(b) Assuming conversion as of June 13, 2012 of the maximum amount  of convertible debt held Southridge Partners II LLP which could be converted   and assuming conversion of $50,000 of Non Voting Convertible Preferred Stock of the Company issuable to Southridge Partners II LLP pursuant to the Purchase Agreement (as “Purchase Agreement” is defined in this document) and based on 207,945,829 common shares outstanding including (i) common shares outstanding as of June 13, 2012 plus  (ii) 42,427,938 common shares. The Company is informed that Stephen Hicks possesses voting power and investment power over securities held by Southridge.

RESPONSE TO COMMENT NO.3

An equity line financing done as a primary offering in which the put price is based on or at a discount to the underlying stock’s market price at the time of the put exercise is an “at the market” offering under Rule 415(a)(4) promulgated under the Securities Act of 1933 and must comply with the requirements of that rule. Further, to register the primary offering, the company must be eligible to register primary offerings on Form S-3 in reliance on General Instruction I.B.1 or General Instruction I.B.6 of such form or on Form F-3 in reliance on General Instruction I.B.1 or General Instruction I.B.5 of such form. In addition, if a company is relying on General Instruction I.B.6 of Form S-3 or on General Instruction I.B.5 of Form F-3, the total amount of securities issuable under the equity line agreement may represent no more than one-third of the company’s public float at the time of execution of the equity line agreement.

As such, the Company may  only register 23,933, 789 Shares (representing 33% of the Company’s public float as of the date of the execution of the Purchase Agreement) in the registration statement required under the Rights Agreement.

In response to the Staff’s Comment, the following has been added to the Preliminary Information Statement

Without giving effect to any limitations on purchase imposed by the Purchase Agreement in the event  that:

23,933, 789 Shares are sold at $0.00291 (equal to 91% of the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012)	The Company would receive net proceeds of $65,938*
23,933, 789 Shares are sold at $0.002184 (equal to 91% of$0.0024)	The Company would receive net proceeds of $49,657*
23,933, 789 Shares are sold at $0.0014561 (equal to 91% of$0.0016)	The Company would receive net proceeds of $33,105*
23,933, 789 Shares of shares are sold at $0.00078 (equal to 91% of$0.0008)	The Company would receive net proceeds of $16,552*

*accounting for 5% payable to CPS

RESPONSE TO COMMENT NO.4

In response to the Staff’s Comment No 4, the following was added to the Preliminary Information Statement:

About the Offering

Shares to be registered	23,933, 789
Estimated Offering Price*	$0.00291
Common Shares outstanding prior to Offering**	165,517,891
Common Shares outstanding after Offering**	189,451,680
Percentage of Common Stock Outstanding after Offering represented by Shares registered**	12.6%

*Based on an assumed purchase price of  $0.00291 (equal to 91% of the lowest  closing bid price of our common stock of  $0.00320  for the five  trading days prior to  June13, 2012)

** Based on 165,517,891 common shares outstanding

RESPONSE TO COMMENT NO.5

The Company and Southridge did not negotiate  the maximum dollar amount of common shares to be purchased pursuant to the Purchase agreement. Southridge offered that figure and the Company accepted.

The Company feels it is improbable that all $20,000,000 of  our common stock which may be put to Southridge  pursuant to the Purchase Agreement will be put to Southridge and has stated so in the Amendment to the Preliminary Information Statement.

RESPONSE TO COMMENT NO.6

In response to the Staff’s Comment, the following has been added to the Preliminary Information Statement in the section entitled PURPOSE OF ACTION:

“The Company has also agreed to pay the following to Capital Path Securities LLC (“CPS”) for acting as the Company’s exclusive advisor and placement agent in connection with the Agreement and Rights Agreement:

1.

The sum of $3,000 per month for two consecutive months

2.

A cash placement fee of 5% of funds received by the Company through the sale of Shares to Southridge as such funds are received by the Company

3.

5,000,000 shares of the Company’s common stock (“Placement Shares”) to be paid to CPS. On April 2, 2012 3,500,000 of the Placement Shares were issued to Christopher Schufeldt  at the order of CPS  and 3,500,000 of the Placement Shares were issued to CPS in satisfaction of this obligation. CPS is an entity controlled by Christopher Schufeldt. “

RESPONSE TO COMMENT NO.7

In response to the Staff’s Comment, the following has been added to the Preliminary Information Statement in the section entitled PURPOSE OF ACTION:

“Purchases by Southridge of securities of the Company

On April 23, 2012 , a creditor of the Company sold  to Southridge  rights to the principal amount of $25,000 due to it.

For no additional consideration, the Company agreed to amend the terms of this  principal debt acquired by Southridge to allow conversion into common shares of the Company.

This indebtedness became  convertible at Southridge’s option at a conversion price per share equal to 60% (the “Discount”) of the lowest closing bid price for the Company’s common stock during the 5 trading days immediately preceding a conversion date, as reported by Bloomberg (the “Closing Bid Price”); provided that if the closing bid price for the common stock on the  date in which the conversion shares are deposited into Southridge’s brokerage account and confirmation has been received that Southridge may execute trades of the conversion shares ( Clearing Date) is lower than the Closing Bid Price, then the purchase price for the conversion shares would  be adjusted such that the Discount shall be taken from the closing bid price on the Clearing Date, and the Company shall issue additional shares to Purchaser to reflect such adjusted Purchase Price(“Reset”). The Company has agreed on a limitation on conversion equal to 9.99% of the Company’s outstanding common stock.

On April 25, 2012 the Company issued 6,944,444 common shares in full satisfaction of this  $25,000 in indebtedness.

On May 3, 2012, a creditor of the Company sold  to Southridge  rights to the principal amount of $80,000 due to it.

For no additional consideration, the Company agreed to amend the terms of this  principal debt acquired by Southridge to allow conversion into common shares of the Company.

This indebtedness became  convertible at Southridge’s option at a conversion price per share equal to 60% (the “Discount”) of the lowest closing bid price for the Company’s common stock during the 5 trading days immediately preceding a conversion date, as reported by Bloomberg (the “Closing Bid Price”); provided that if the closing bid price for the common stock on the  date in which the conversion shares are deposited into Southridge’s brokerage account and confirmation has been received that Southridge may execute trades of the conversion shares (Clearing Date) is lower than the Closing Bid Price, then the purchase price for the conversion shares would  be adjusted such that the Discount shall be taken from the closing bid price on the Clearing Date, and the Company shall issue additional shares to Purchaser to reflect such adjusted Purchase Price(“Reset”). The Company has agreed on a limitation on conversion equal to 9.99% of the Company’s outstanding common stock.

On May 11, 2012 the Company issued   5,769,231 common shares in satisfaction  of  $22,500  of this indebtedness.

On May 30, 2012 the Company issued   9,920,635 common shares in satisfaction  of  $13,750  of this indebtedness

On June 6 , 2012 the Company issued   11,900,000 common shares in satisfaction  of  $17,850  of this indebtedness

On June 8, 2012 the Company issued   2,633,333 common shares in satisfaction  of  $3,950 of this indebtedness

On June 12,2012  the Company issued   7,783,33 3 common shares in satisfaction  of  $11,675  of this indebtedness

As of June 13, 2012 there remains a principal balance due by the Company of  $10,275 on this indebtedness.

On June 1, 2012, a creditor of the Company sold  to Southridge  rights to the principal amount of $40,000 due to it.

For no additional consideration, the Company agreed to amend the terms of this principal debt acquired by Southridge to allow conversion into common shares of the Company.

This indebtedness became  convertible at Southridge’s option at a conversion price per share equal to 60% (the “Discount”) of the lowest closing bid price for the Company’s common stock during the 5 trading days immediately preceding a conversion date, as reported by Bloomberg (the “Closing Bid Price”); provided that if the closing bid price for the common stock on the  date in which the conversion shares are deposited into Southridge’s brokerage account and confirmation has been received that Southridge may execute trades of the conversion shares ( Clearing Date) is lower than the Closing Bid Price, then the purchase price for the conversion shares would  be adjusted such that the Discount shall be taken from the closing bid price on the Clearing Date, and the Company shall issue additional shares to Purchaser to reflect such adjusted Purchase Price(“Reset”). The Company has agreed on a limitation on conversion equal to 9.99% of the Company’s outstanding common stock.

As of June 13, 2012 there remains a principal balance due by the Company of  $40,000 on this indebtedness.

On June 7 , 2012 , a creditor of the Company sold  to Southridge  rights to the principal amount of $40,000 due to it.

For no additional consideration, the Company agreed to amend the terms of this  principal debt acquired by Southridge to allow conversion into common shares of the Company.

This indebtedness became  convertible at Southridge’s option at a conversion price per share equal to 60% (the “Discount”) of the lowest closing bid price for the Company’s common stock during the 5 trading days immediately preceding a conversion date, as reported by Bloomberg (the “Closing Bid Price”); provided that if the closing bid price for the common stock on the  date in which the conversion shares are deposited into Southridge’s brokerage account and confirmation has been received that Southridge may execute trades of the conversion shares ( Clearing Date) is lower than the Closing Bid Price, then the purchase price for the conversion shares would  be adjusted such that the Discount shall be taken from the closing bid price on the Clearing Date, and the Company shall issue additional shares to Purchaser to reflect such adjusted Purchase Price(“Reset”). The Company has agreed on a limitation on conversion equal to 9.99% of the Company’s outstanding common stock.

As of June 13, 2012 there remains a principal balance due by the Company of  $40,000 on this indebtedness.

Common shares of the Company which may be issued pursuant to the Purchase Agreement,  Non Voting Convertible Preferred Stock which is intended to be issued by the Company to Southridge pursuant to the Purchase Agreement, and remaining indebtedness convertible into the Company’s common shares currently held by Southridge will be purchased by Southridge  at discounts  to the price of the Company’s common Southridge may have a financial incentive to sell shares of the Company’s  common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Southridge sells the shares, the price of the Company’s  common stock could decrease.

RESPONSE TO COMMENT NO.8

In response to the Staff’s Comment, the following has been added to the Preliminary Information Statement in the section entitled PURPOSE OF ACTION:

“Common shares of the Company which may be issued pursuant to the Purchase Agreement,  Non Voting Convertible Preferred Stock which is intended to be issued by the Company to Southridge pursuant to the Purchase Agreement, and remaining indebtedness convertible into the Company’s common shares currently held by Southridge will be purchased by Southridge  at discounts  to the price of the Company’s common Southridge may have a financial incentive to sell shares of the Company’s  common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Southridge sells the shares, the price of the Company’s  common stock could decrease. “

In response to the Staff’s Comment, the disclosure explaining  how the purchase price for the Shares will be calculated has been amended as follows:

“Under the terms of the Purchase Agreement, Southridge will purchase, at the Company's election, up to $20,000,000 of the Company's registered common stock (the "Shares"). During the term of the Purchase Agreement, the Company may at any time deliver a "put notice" to Southridge thereby requiring Southridge to purchase a certain dollar amount of the Shares. Simultaneous with the delivery of such Shares, Southridge shall deliver payment for the Shares. Subject to certain restrictions, the purchase price for the Shares shall  be equal to  91% of the Market Price , as such capitalized term is defined in the Purchase Agreement,  on such date on which the Purchase Price is calculated in accordance with the terms and conditions of this Agreement.

Market Price, as such term is defined in the Purchase Agreement, means the lowest Closing Price, as such term is defined in the Purchase Agreement,  during the Valuation Period, and as such term is defined in the Purchase Agreement.

Closing Price is defined in the Purchase Agreement as the closing bid price for the Company’s common stock on the principal market over which the Company’s common shares trade  on a  day on which that principal market is  open for business as reported by Bloomberg Finance L.P.

Valuation Period , as such term is defined in the Purchase Agreement,  means the period of  5 Trading Days immediately following the Clearing Date, as such term is defined in the Purchase Agreement,  associated with the applicable Put Notice during which the Purchase Price of the Shares  is valued.

Clearing Date, as such term is defined in the Purchase Agreement, means the date in which the Estimated Put Shares (as defined in Section 2.2(a) of the Purchase Agreement)  have been deposited into Southridge’s brokerage account and Southridge’s broker has confirmed with Southridge  that Southridge  may execute trades of such Estimated Put Shares.

The definition of Estimated Put Shares in Section 2.2(a) of the Purchase Agreement is that number of Shares equal to the dollar amount  indicated in the Put Notice divided by the Closing Price on the Trading Day immediately preceding the Put Date, multiplied by 125%. Pursuant to the Purchase Agreement, on a Put Date  the Company will be required to the applicable number of  Estimated Put Shares  to Southridge’s brokerage account. At the end of   the Valuation Period the Purchase Price shall be established and the number of  Shares shall be determined for a particular Put.  If the number of Estimated Put Shares initially delivered to Southridge  is greater than the Put Shares purchased by Southridge  pursuant to such Put, then immediately after the Valuation Period Southridge shall deliver to Company any excess Estimated Put Shares associated with such Put.   If the number of Estimated Put Shares delivered to Investor is less than the  Shares purchased by Southridge  pursuant to a Put, then immediately after the Valuation Period the Company shall deliver to Southridge the difference between the Estimated Put Shares and the  Shares issuable pursuant to such Put.

The number of Shares sold to Southridge shall not exceed the number of such shares that, when aggregated with all other shares of common stock of the Company then beneficially owned by Southridge, would result in Southridge owning more than 9.99% of all of the Company's common stock then outstanding. Additionally, Southridge may not execute any short sales of the Company's common stock.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange  Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos,

Chairman & CEO